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                             eRoom Technology, Inc.
                               725 Concord Avenue
                               Cambridge, MA 02138

August  31, 2001


VIA EDGAR
---------

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549
Attn:  Filing Desk

Re:  eRoom Technology, Inc.
     Application For Withdrawal of Registration Statement on Form S-1 File No. 333-47138
     ----------------------------------------------------------------

Ladies and Gentlemen:

On October 2, 2000, eRoom Technology, Inc., a Delaware corporation (the "Company"), filed Registration Statement No. 333-47138 on Form S-1 (together with the exhibits thereto, the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). The Registration Statement relates to the registration, under the Securities Act of 1933, as amended (the "Act"), of shares of Common Stock of the Company (the "Offering").

Pursuant to Rule 477 of the Act, the Company hereby applies for the withdrawal of the Registration Statement. The Company has determined at this time not to proceed with the Offering due to market conditions. No securities have been issued or sold under the Registration Statement in connection with the Offering. The Registration Statement has not been declared effective by the Commission. The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use by the Company pursuant to Rule 457(p) of the Act.

Pursuant to Rule 477(c) of the Act, the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Act.

In addition, the Company requests that its confidential treatment application also be withdrawn at this time.


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Securities and Exchange Commission
August 31, 2001
Page 2


Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The Company's facsimile number is (617) 497-5055.

If you have any questions regarding this letter, please contact Elliot Mark, General Counsel of the Company, at (617) 300-6492.

Sincerely,

eRoom Technology, Inc.


By: /s/ Jeffrey R. Beir
   ----------------------------------------
    Jeffrey R. Beir
    President and CEO




cc: Johanna Losert, Esq. (Securities and Exchange Commission) Robert L. Lentz (eRoom Technology, Inc.)
     Elliot J. Mark, Esq. (eRoom Technology, Inc.)
     William J. Schnoor, Esq. (Testa, Hurwitz & Thibeault, LLP) Brian D. Goldstein, Esq. (Testa, Hurwitz & Thibeault, LLP) Jeffrey M. Held, Esq. (Testa, Hurwitz & Thibeault, LLP) Peter B. Tarr, Esq. (Hale and Dorr LLP)
     Richard G. Costello, Esq. (Hale and Dorr LLP)